EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Closing of Acquisition of 200 MW Minonk and 150 MW Senate Wind Power Facilities

OAKVILLE, ON, Dec. 10, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) today announced that Algonquin Power Co. (“APCo”), the Company’s renewable power generation subsidiary, has completed the acquisition of a 60% interest in both the 200 MW Minonk Wind Project (“Minonk”) in Illinois and 150 MW Senate Wind Project (“Senate”) in Texas, from Gamesa Corporación Tecnológica, S.A. (“Gamesa”). As an element of the closing of the interest in Senate and Minonk, APCo has also increased its interest in the Pennsylvania based 50MW Sandy Ridge Wind Project (“Sandy Ridge”) to 60% from 58.75%.

Minonk, which achieved commercial operation (“COD”) in December 2012 is comprised of 100 Gamesa G9X-2.0 MW wind generating turbines and has a 10 year power sales contract with J.P. Morgan Energy Ventures Corporation. Total expected energy production from the facility is approximately 673.7 GW-hrs per year.

Senate, which also achieved COD in December 2012 is comprised of 75 Gamesa G9X-2.0 MW wind generating turbines and has a 15 year power sales contract with J.P. Morgan Energy Ventures Corporation. Total expected energy production from the facility is approximately 520.4 GW-hrs per year.

Gamesa has been contracted to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities for both Minonk and Senate pursuant to 20 year agreements.

Total consideration paid by APCo for the acquisition of its interest in Minonk and Senate, and the increased interest in Sandy Ridge is approximately US$238 million. Minonk, Senate and Sandy Ridge are owned through a partnership whose members include APCo (holding a 60% controlling interest), Gamesa (holding a 40% interest) and certain tax equity investors. APCo will fund its interest in Senate and Minonk, and increased interest in Sandy Ridge using approximately $123 million in proceeds from the recent $150 million senior unsecured private placement bond offering that closed on December 3, 2012, together with proceeds of $45 million from 7.84 million subscription receipts previously issued to Emera Inc., and $70 million of the proceeds received from the recent preferred share offering that closed on November 9, 2012.

“The closing of the acquisition of our interest in the Minonk and Senate wind facilities demonstrates our continuing commitment to create value through the ownership of long-term, stable assets with risk-return profiles in line with our shareholders’ expectations”, commented Ian Robertson, Chief Executive Officer of APUC. “Our investment in these facilities expands our wind portfolio in the U.S. and provides further diversification of wind regimes, which enhances the stable and predictable nature of APUC’s cash-flows and earnings.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.9 billion of regulated and non-regulated utilities in North America. The company’s regulated utility business provides water, electricity and natural gas utility services to more than 335,000 customers through its nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interest in renewable energy and thermal energy facilities representing more than 1,000 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and Preferred shares are traded on the Toronto Stock Exchange under the symbol AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Contact:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:10e 10-DEC-12